EXHIBIT 3.1

                          CERTIFICATE OF INCORPORATION

                                       OF

                                  ELCOTEL, INC.

                       (As amended thru December 3, 1999)

            FIRST - The name of this Corporation is Elcotel, Inc.

            SECOND - Its registered office in the State of Delaware is to be located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The Registered Agent in charge thereof is Corporation Trust Company.

            THIRD - The nature of business and, the objects and purposes proposed to be transacted, promoted and carried on, are to do any or all the things therein mentioned, as fully and to the same extent as natural persons might or could do, and in any part of the world, viz:

            "The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware."

            FOURTH - The amount of total authorized capital stock of this Corporation is Forty Million (40,000,000) shares of Common Stock, par value $.01 per share."

            FIFTH - The name and mailing address of the incorporator is as follows:

                               Name                       Mailing Address
                               ----                       ---------------

                               Mary Loughlin              Suite 3600
                                                          1600 Market Street
                                                          Philadelphia, PA 19103

            SIXTH - The Directors shall have power to adopt, amend or repeal the Bylaws; to fix the amount to be reserved as working capital, and to authorize and cause to be executed, mortgages and liens without limit as to the amount, upon the property and franchise of this Corporation.

            With the consent in writing, and pursuant to a vote of the holders of a majority of the capital stock issued and outstanding, the Directors shall have authority to dispose, in any manner, of the whole property of this Corporation.


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            The stockholders and Directors of this Corporation shall have the right to inspect the books and records of this Corporation in accordance with the Delaware General Corporation Law.

            The stockholders and Directors shall have power to hold their meetings and keep the books, documents and papers of this Corporation outside the State of Delaware, at such places as may be from time to time designated by the Bylaws or by resolution of the stockholders or Directors, except as otherwise required by the laws of Delaware.

            SEVENTH - A Director of this Corporation shall not be personally liable to this Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability to the extent provided by applicable law (i) for any breach of the Director's duty of loyalty to this Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived any improper personal benefit. If the Delaware General Corporation Law is hereafter amended to authorize the further limitation or elimination of the liability of a Director, then the liability of a Director of this Corporation shall be limited or eliminated to the fullest extent permitted by the amended Delaware General Corporation Law.

            Any modification or repeal of the foregoing paragraph by the stockholders of this Corporation shall not adversely affect any right or protection of a Director of this Corporation existing at the time of such repeal or modification.

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